Exhibit 99.1

QUIPT HOME MEDICAL CORP. TO REPORT THIRD QUARTER 2021 FINANCIAL RESULTS ON AUGUST 23, 2021

Cincinnati, Ohio – August 11, 2021 – Quipt Home Medical Corp. (“Quipt”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, will report its third quarter 2021 financial results after markets close on Monday, August 23, 2021.

Gregory Crawford, Chief Executive Officer, and Hardik Mehta, Chief Financial Officer, will host a conference call for the investment community on Tuesday, August 24, 2021 at 10:00 a.m. (ET).

The call-in numbers for participants are (800) 319 4610 in Canada and the US, and (604) 638 5340 for International callers. A live audio webcast of the call will be accessible via Quipt’s website at www.quipthomemedical.com.

ABOUT QUIPT HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com